UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Collectors Universe, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

19421R200

(CUSIP Number)

Connor Haley

ALTA FOX Capital MANAGEMENT, LLC

640 Taylor Street, Ste. 2522

Fort Worth, Texas 76102

(817) 639-2369

ANDREW FREEDMAN, ESQ.

SEBASTIAN ALSHEIMER, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 28, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19421R200

1	NAME OF REPORTING PERSON

ALTA FOX CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		496,945
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

496,945
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

496,945
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. 19421R200

1	NAME OF REPORTING PERSON

ALTA FOX OPPORTUNITIES FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		287,421
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

287,421
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

287,421
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 19421R200

1	NAME OF REPORTING PERSON

ALTA FOX SPV 1, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		209,524
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

209,524
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

209,524
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 19421R200

1	NAME OF REPORTING PERSON

ALTA FOX GENPAR, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		496,945
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

496,945
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

496,945
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 19421R200

1	NAME OF REPORTING PERSON

ALTA FOX EQUITY, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		496,945
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

496,945
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

496,945
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. 19421R200

1	NAME OF REPORTING PERSON

P. CONNOR HALEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		496,945
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

496,945
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

496,945
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 19421R200

1	NAME OF REPORTING PERSON

LORRAINE BARDEEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 19421R200

1	NAME OF REPORTING PERSON

DAMIAN L. BLAZY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		550
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

550
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

550
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP No. 19421R200

1	NAME OF REPORTING PERSON

JUDY KRANDEL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP No. 19421R200

1	NAME OF REPORTING PERSON

SUSANNE L. MELINE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

11

CUSIP No. 19421R200

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

In connection with the Agreement defined and described in Item 4 below, Lorraine Bardeen, Damian L. Blazy, Judy Krandel and Susanne L. Meline are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 2. The remaining Reporting Persons will continue to file as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to the Joint Filing Agreement defined and described in Item 6 below.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Alta Fox Opportunities and Alta Fox SPV were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A to the Schedule 13D, which is incorporated by reference herein.

The aggregate purchase price of the 287,421 Shares beneficially owned by Alta Fox Opportunities is approximately $5,872,483, including brokerage commissions. The aggregate purchase price of the 209,524 Shares beneficially owned by Alta Fox SPV is approximately $4,761,991, including brokerage commissions.

The Shares purchased by Mr. Blazy were purchased with personal funds in the open market. The aggregate purchase price of the 550 Shares beneficially owned by Mr. Blazy is approximately $29,296, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On September 28, 2020, Alta Fox Capital and certain of its affiliates (collectively, “Alta Fox”) entered into an agreement with the Issuer (the “Agreement”) regarding the composition of the Issuer’s Board of Directors (the “Board”) and certain other matters. The following description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

12

CUSIP No. 19421R200

Pursuant to the terms of the Agreement, the Issuer agreed; (i) to appoint Lorraine Bardeen (the “New Director”) as a director with a term expiring at the 2020 Annual Meeting of Stockholders (the “2020 Annual Meeting”); (ii) to nominate, recommend and support the New Director for election to the Board at the 2020 Annual Meeting, for a term expiring at the Issuer’s 2021 Annual Meeting of Stockholders (the “2021 Annual Meeting”); (iii) that within 30 days of the date of the Agreement, the Board will form a Strategy Committee to explore strategies and opportunities for operational improvements to increase and sustain the Issuer’s growth and profitability, and appoint the New Director as its Chairman; (iv) that the New Director will be appointed to one of the Board’s standing committees; (v) to use commercially reasonable efforts to hold the 2020 Annual Meeting no later than December 15, 2020; (vi) that beginning with the closing of the polls at the 2020 Annual Meeting and continuing through the remainder of the Standstill Period (as defined below), the Board will be comprised of no more than eight directors; and (vii) that the Issuer will use commercially reasonable efforts (a) to obtain coverage by at least one sell-side analyst within six months of the date of the Agreement, (b) to attend and participate during calendar year 2021 in at least two small-cap investor conferences, and (c) after calendar year 2021, to attend and participate in a reasonable number of appropriate investor conferences. In addition, (i) two of the directors serving on the Board as of September 13, 2020 have informed the Board that they will not stand for re-election at the 2020 Annual Meeting; and (ii) Bruce A. Stevens has resigned as Chairman of the Board.

The Standstill Period is the period from the date of the Agreement until 11:59 p.m., Pacific time, on the day that is 30 days prior to the deadline for the submission of stockholder nominations of directors and business proposals for the 2021 Annual Meeting.

The Agreement also provides that if the New Director ceases, for any reason, to be a member of the Board during the Standstill Period and if, at such time, Alta Fox beneficially owns in the aggregate at least 3% of the Issuer’s then-outstanding Shares (calculated in accordance with the Agreement), Alta Fox will have the ability to recommend a substitute person to serve on the Board.

Pursuant to the terms of the Agreement, Alta Fox agreed, among other things, (i) to withdraw the letter it submitted to the Issuer on June 18, 2020, nominating a slate of director candidates for election to the Board at the 2020 Annual Meeting, and to not nominate or recommend any person for election at the 2020 Annual Meeting; (ii) not to initiate, propose or otherwise solicit stockholders for the approval of any shareholder proposal during the Standstill Period; (iii) not to initiate, encourage or participate in any “vote no,” “withhold” or similar campaign during the Standstill Period; and (iv) during the Standstill Period, at each annual or special meeting of the Issuer’s stockholders or in an action by written consent, subject to certain exceptions, to vote all of its beneficially owned Shares (A) in favor of all directors nominated by the Board for election, (B) against any proposals or resolutions to remove any member of the Board, and (C) in accordance with the Board’s recommendation with respect to any other proposals or business, subject to certain exceptions.

Alta Fox also agreed to certain customary standstill provisions, effective as of the date of the Agreement until 30 days prior to the deadline for submission of stockholder director nominations for the Issuer’s 2021 Annual Meeting (the “Standstill Period”), prohibiting it from, among other things, (i) soliciting any proxies with respect to the securities of the Issuer; (ii) entering into any voting agreement or forming, joining or participating in a “group” with other shareholders of the Issuer, other than affiliates of Alta Fox; (iii) seeking, alone or in concert with others, to elect to or remove form the Board any directors; (iv) submitting any proposal for stockholder consideration at any annual or special meeting of shareholders, suggesting or making any tender offer, exchange offer, merger, or acquisition proposal, soliciting a third party to make an acquisition proposal, commenting on any third-party acquisition proposal, or calling or seeking to call a special meeting of shareholders; and (v) seeking, alone or in concert with others, representation on the Board other than as described in the Agreement.

The Issuer and Alta Fox also made certain customary representations, agreed to mutual non-disparagement provisions and agreed to jointly issue a press release announcing certain terms of the Agreement. The press release also announced (i) the appointment of Jennifer Leuer as an independent director to the Board; (ii) the appointment of A.J. “Bert” Moyer as Chairman of the Board and (iii) that two current directors, Deborah A. Farrington and Joseph R. Martin, had informed the Board that they would not stand for re-election to the Board at the 2020 Annual Meeting.

13

CUSIP No. 19421R200

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 9,239,911 Shares outstanding, as of August 21, 2020, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on August 26, 2020.

A.	Alta Fox Opportunities
(a)	As of the close of business on September 28, 2020, Alta Fox Opportunities beneficially owned 287,421 Shares.

Percentage: Approximately 3.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 287,421
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 287,421

(c)	Alta Fox Opportunities has not entered into any transactions in the Shares during the past sixty days.
B.	Alta Fox SPV
(a)	As of the close of business on September 28, 2020, Alta Fox SPV beneficially owned 209,524 Shares.

Percentage: Approximately 2.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 209,524
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 209,524

(c)	Alta Fox SPV has not entered into any transactions in the Shares during the past sixty days.
14

CUSIP No. 19421R200

C.	Alta Fox GP
(a)	Alta Fox GP, as the general partner of Alta Fox Opportunities and Alta Fox SPV, may be deemed the beneficial owner of the (i) 287,421 shares owned by Alta Fox Opportunities and (ii) 209,524 Shares owned by Alta Fox SPV.

Percentage: Approximately 5.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 496,945
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 496,945

(c)	Alta Fox GP has not entered into any transactions in the Shares during the past sixty days.
D.	Alta Fox LLC
(a)	Alta Fox LLC, as the general partner of Alta Fox GP, may be deemed the beneficial owner of the (i) 287,421 shares owned by Alta Fox Opportunities and (ii) 209,524 Shares owned by Alta Fox SPV.

Percentage: Approximately 5.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 496,945
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 496,945

(c)	Alta Fox LLC has not entered into any transactions in the Shares during the past sixty days.
E.	Alta Fox Capital
(a)	Alta Fox Capital, as the investment manager of Alta Fox Opportunities and Alta Fox SPV, may be deemed the beneficial owner of the (i) 287,421 shares owned by Alta Fox Opportunities and (ii) 209,524 Shares owned by Alta Fox SPV.

Percentage: Approximately 5.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 496,945
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 496,945

(c)	Alta Fox Capital has not entered into any transactions in the Shares during the past sixty days.
15

CUSIP No. 19421R200

F.	Mr. Haley
(a)	Mr. Haley, as the Managing Partner of Alta Fox Capital, may be deemed the beneficial owner of the (i) 287,421 shares owned by Alta Fox Opportunities and (ii) 209,524 Shares owned by Alta Fox SPV.

Percentage: Approximately 5.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 496,945
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 496,945

(c)	Mr. Haley has not entered into any transactions in the Shares during the past sixty days.
G.	Ms. Bardeen
(a)	As of the close of business on September 28, 2020, Ms. Bardeen did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Ms. Bardeen has not entered into any transactions in the Shares during the past sixty days.
H.	Mr. Blazy
(a)	As of the close of business on September 28, 2020, Mr. Blazy beneficially owned 550 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 550 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 550 4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Blazy during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
16

CUSIP No. 19421R200

I.	Ms. Krandel
(a)	As of the close of business on September 28, 2020, Ms. Krandel did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Ms. Krandel has not entered into any transactions in the Shares during the past sixty days.
J.	Ms. Meline
(a)	As of the close of business on September 28, 2020, Ms. Meline did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Ms. Meline has not entered into any transactions in the Shares during the past sixty days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he, she or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he, she or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On September 28, 2020, Alta Fox and the Issuer entered into the Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On September 29, 2020, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 2 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent as required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

17

CUSIP No. 19421R200

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Agreement by and among Alta Fox Capital Management, LLC, Alta Fox Opportunities Fund, LP, Alta Fox SPV 1, LP, Alta Fox GenPar, LP, Alta Fox Equity, LLC, P. Connor Haley, and Collectors Universe, Inc., dated September 28, 2020.
99.2	Joint Filing Agreement by and among Alta Fox Capital Management, LLC, Alta Fox Opportunities Fund, LP, Alta Fox SPV 1, LP, Alta Fox GenPar, LP, Alta Fox Equity, LLC and P. Connor Haley, dated September 29, 2020.

18

CUSIP No. 19421R200

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 29, 2020

ALTA FOX OPPORTUNITIES FUND, LP

By: Alta Fox GenPar, LP,

its general partner

ALTA FOX SPV 1, LP

By: Alta Fox GenPar, LP,

its general partner

ALTA FOX GenPar, lp

By: Alta Fox Equity, LLC,

its general partner

ALTA FOX EQUITY, LLC By: P. Connor Haley, its manager ALTA FOX CAPITAL MANAGEMENT, LLC By: P. Connor Haley, its manager

By:	/s/ P. Connor Haley
	Name:	P. Connor Haley
	Title:	Authorized Signatory

/s/ P. Connor Haley
P. CONNOR HALEY
Individually and as attorney-in-fact for Lorraine Bardeen, Damian L. Blazy, Judy Krandel and Susanne L. Meline.

19

CUSIP No. 19421R200

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

Damian l. blazy

Purchase of Common Stock	200	53.5604	09/17/2020
Purchase of Common Stock	21	53.5850	09/17/2020
Purchase of Common Stock	29	53.6000	09/17/2020
Purchase of Common Stock	100	53.5400	09/17/2020
Purchase of Common Stock	200	52.7500	09/17/2020